LAURIER INTERNATIONAL, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF POTENTIAL CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

April 28, 2008

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share (the “Laurier Common Stock”), of Laurier International, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by our stockholders is required in response to this Information Statement.  Proxies are not being solicited.

INTRODUCTION

On March 5, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Arno Therapeutics, Inc., a Delaware corporation (“Arno”) and the Company’s wholly-owned subsidiary, Laurier Acquisition, Inc., a Delaware corporation (“MergerCo”), pursuant to which Arno will complete an acquisition and recapitalization transaction (the “Merger”) with the Company.

This information statement is being furnished because pursuant to the terms of the Merger Agreement, certain persons may be elected or designated as directors of the Company otherwise than at a meeting of the stockholders, and the persons so elected or designated will constitute a majority of the directors of the Company. Pursuant to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated under the Exchange Act, the Company is required to transmit notice of such proposed action to the Company’s stockholders at least 10 days in advance of the effectiveness of such action. In this case, the proposed action would take place at the later to occur of 10 days following the mailing of this Information Statement to the Company’s stockholders or the closing of the Merger. In the event the Merger fails to close, there will be no change in the composition of the Company’s board of directors or management.

At the closing of the Merger:

ཉ	Pursuant to the Merger Agreement, we will cause MergerCo to merge with and into Arno, with Arno remaining as the surviving corporation and a wholly-owned subsidiary of the Company;

ཉ
In connection with the Merger, each of the then issued and outstanding shares of common stock, $0.001 par value per share (“Arno Common Stock”) of Arno will be automatically converted into such number of shares of Laurier Common Stock determined by dividing (x) 20,903,800 by (y) the aggregate number of shares of Arno Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), on a fully diluted basis, after giving effect to the conversion, exchange and exercise of all securities that are currently directly or indirectly convertible into or exercisable for Arno Common Stock (the “Exchange Ratio”), so that, after giving effect to such Merger, the holders of Arno Common Stock will hold approximately 95% of the issued and outstanding shares of Laurier Common Stock. All outstanding warrants, options and other rights to purchase or acquire shares of Arno Common Stock outstanding immediately prior to the Merger shall convert into the right to purchase that number of shares of Laurier Common Stock based upon and at exercise prices adjusted by the Exchange Ratio. At the effective time of the Merger, the stockholders of the Company immediately prior to the Merger will hold 1,100,200 shares of Laurier Common Stock, which shall represent approximately 5% of the outstanding shares of Laurier Common Stock on a fully-diluted basis immediately following the Effective Time; and

ཉ
In connection with the Merger, Thomas W. Colligan will resign as our sole director and Arie Belldegrun, Robert I. Falk, Peter Kash, Joshua Kazam, and David Tanen, all of whom are currently directors of Arno, will be appointed directors of the Company immediately following the Effective Time. Additionally, upon completion of the Merger, the officers of the Company immediately prior to the Effective Time of the Merger shall resign their respective offices, and the current officers of Arno shall be appointed as our officers. See “Change of Control”.

The Merger is subject to customary conditions of closing, including a financing (the “Financing”) requirement regarding Arno. However, there can be no assurance that the conditions to closing will be fulfilled or that the Merger will ultimately be consummated.

Because of the proposed change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change in control of the Company on the date the Merger is completed (the “Effective Date”).

As of April 24, 2008, the Company had 80,000,000 shares of Laurier Common Stock authorized for issuance, of which there are 5,501,000 shares of Laurier Common Stock issued and outstanding, and 20,000,000 shares of preferred stock authorized, no shares of which are issued and outstanding. Each share of Laurier Common Stock is entitled to one vote. We have no other voting or non-voting class or series of capital stock outstanding.

Please read this Information Statement carefully.  It describes the terms of the Merger Agreement and contains certain biographical and other information concerning the persons who are expected to become our executive officers and directors after completion of the Merger.

CHANGE OF CONTROL

On September 27, 2007, the Company and Katherine Bracey and John Bracey, who in the aggregate were the record holders of approximately 90.9% of the Company’s issued and outstanding common stock (the “Sellers”), entered into Stock Purchase Agreements (“Stock Purchase Agreements”) with Fountainhead Capital Management Limited (who was also acting on behalf of La Pergola Investments Limited) (the “Purchasers”), pursuant to which the Sellers agreed to sell to the Purchasers 5,000,000 shares of the Company’s common stock (the “Shares”) for a purchase price, in the aggregate amount of $175,000. The sale represented a change of control of the Company and the Shares acquired by the Purchasers represented approximately 90.80% of the issued and outstanding capital stock of the Company calculated on a fully-diluted basis. Subsequently, the Purchasers acquired an additional 335,591 shares of the Company’s common stock from various other sellers.

We have entered into the Merger Agreement with Arno and MergerCo, pursuant to which we will issue to Arno stockholders, in consideration of all of the outstanding capital stock of Arno, the a number of shares of Laurier Common Stock representing approximately 95% of the issued and outstanding Laurier Common Stock immediately following the Effective Time. All outstanding warrants, options and other rights to purchase or acquire shares of Arno Common Stock outstanding immediately prior to the Effective Time shall convert into the right to purchase the same number of shares of Laurier Common Stock.

At the Effective Time of the Merger, Mr. Thomas W. Colligan will resign as our sole director and Dr. Arie Belldegrun, Robert I. Falk, Peter Kash, Joshua Kazam, and David Tanen, all of whom are currently directors of Arno, will be appointed directors of the Company. Additionally, upon completion of the Merger, the officers of the Company immediately prior to the Effective Time shall resign their respective offices, and the current officers of Arno shall be appointed as our officers. All of the aforementioned changes are specifically conditioned on the closing of the Merger.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial stock ownership as of April 24, 2008 of (i) all persons known to us to be beneficial owners of more than 5% of Laurier Common Stock; (ii) each director of our company and our executive officers, and (iii) all of our officers and directors as a group.  Each of the persons in the table below has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them, except as otherwise indicated.

Name and Address of Beneficial Owner	Number of Shares	Percentage
	Beneficially Owned (1)	of Shares

Fountainhead Capital Management	4,531,002	82.37%
Limited
Portman House, Hue Street
St. Helier, Jersey JE4 5RP
Channel Islands

La Pergola Investments	799,589	14.54%
Limited
Portman House, Hue Street
St. Helier, Jersey JE4 5RP
Channel Islands

Thomas W. Colligan, President,	0	0.00%
Secretary, Treasurer, CEO, CFO
And Director
5528 Westcott Circle
Frederick, Maryland 21703

Officers and Directors
as a group (1 person)	0	0.00%

___________________
(1)
For the purposes of this table, a person is deemed to have “beneficial ownership” of any shares of capital stock that such person has the right to acquire within 60 days of April 24, 2008.  All percentages for Laurier Common Stock are calculated based upon a total of 5,501,000 shares outstanding as of April 24, 2008, plus, in the case of the person for whom the calculation is made, that number of shares of Laurier Common Stock that such person has the right to acquire within 60 days of April 24, 2008.

The following table sets forth (a) the number of shares of Arno Common Stock; and (b) the number of shares Arno Common Stock beneficially owned as of the date hereof and immediately following the Merger by (i) those persons or groups known to beneficially own more than 5% of Arno Common Stock prior to the closing of the Merger, (ii) each current director and each person that will become a director following completion of the Merger, (iii) each current named executive officer and each person that will become a named executive officer following completion of the Merger, (iv) all current directors and named executive officers as a group and (vi) all directors and named executive officers on and after the completion of the Merger as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act.  Except as indicated below, the stockholders listed below possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	Number of Shares of Arno Common Stock Beneficially Owned Prior to Merger (1)	Beneficial Ownership of Arno Prior to Merger (1)	Number of Shares of Laurier Common Stock Beneficially Owned Post Merger (2)	Beneficial Ownership Post Merger (2)
Scott Z. Fields, M.D. (2) 30 Two Bridges Rd., Suite #27 Fairfield, NJ 07004	0	--	0	--
David M. Tanen (3) 689 Fifth Avenue, 14th Floor New York, NY 10022	644,333	6.37%	1,247,533	6.02%
Peter M. Kash (4) 689 Fifth Avenue, 14th Floor New York, NY 10022	643,133	6.36%	1,245,209	6.03%
Joshua A. Kazam (5) 689 Fifth Avenue, 14th Floor New York, NY 10022	541,833	5.36%	1,049,076	5.07%
Scott L. Navins 689 Fifth Avenue, 14th Floor New York, NY 10022	75,000	*	145,212	*
J. Chris Houchins 689 Fifth Avenue, 14th Floor New York, NY 10022	0	--	0	--
Arie Belldegrun 689 Fifth Avenue, 14th Floor New York, NY 10022	50,000 (6)	*	96,808	*
Robert I. Falk 689 Fifth Avenue, 14th Floor New York, NY 10022	25,000 (6)	*	48,404	*
All Officers and Directors as a Group	2,304,299	22.78%	4,461,495	21.57%

___________
* Represents less than 1%.

(1)
For purposes of calculating beneficial ownership prior to the Merger, assumes the number of shares of Arno Common Stock deemed to be outstanding immediately prior to the Merger is 10,113,837. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Act, and includes any shares as to which the security or stockholder has sole or shared voting power or investment power, and also any shares which the security or stockholder has the right to acquire within 60 days of the date hereof, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the security or stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

(2)
For purposes of calculating beneficial ownership following completion of the Merger, assumes the number of shares of Arno Common Stock to be outstanding immediately following completion of the Merger is 20,460,419. Excludes issued and outstanding options to purchase up to 1,543,581 shares of Arno Common Stock which are not exercisable within 60 days of the date hereof. See “Employment Agreements, Termination of Employment and Change-in-Control Agreements.”

(3)	Excludes 75,000 shares of Common Stock held by Mr. Tanen’s wife as custodian for the benefit of their minor children under the Uniform Gift to Minors Act (UGMA).

(4)
Excludes 240,000 shares of Arno Common Stock held by Mr. Kash’s wife as custodian for the benefit of each of their four minor children under the UGMA and 60,000 shares of Arno Common Stock held by the Kash Family Foundation.

(5)
Includes 60,000 shares of Arno Common Stock held by the Kash Family Foundation, for which Mr. Kazam serves as Trustee. Mr. Kazam controls the right to vote and dispose of the shares held by the Kash Family Foundation, but has no pecuniary interest therein. Excludes 166,666 shares of Arno Common Stock held by the Kazam Family Trust and 50,000 shares of Arno Common Stock held by Mr. Kazam’s wife as custodian for the benefit of their minor daughter under the UGMA. Mr. Kazam disclaims beneficial ownership of these shares, as well.

(6)	Represents shares issuable upon the exercise of vested options.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Upon the closing of the Merger, Thomas W. Colligan will resign as our sole director and Dr. Arie Belldegrun, Robert I. Falk, Peter Kash, Joshua Kazam, and David Tanen, all of whom are currently directors of Arno, will be appointed directors of the Company immediately following the Effective Time. Additionally, upon completion of the Merger, the officers of the Company immediately prior to the Effective Time shall resign their respective offices, and the current officers of Arno shall be appointed as our officers.

The following discussion sets forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after the closing of the Merger.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, our director will vote for any substitute nominee or nominees who may be designated by Arno prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors
Name	Age	Positions Held
Thomas W. Colligan	36	CEO, CFO President,Treasurer and Secretary since 2007

Thomas W. Colligan has been our director, chief executive officer, chief financial officer, president, treasurer and secretary since October 2007. He is also currently the business development manager of Adventist Healthcare, Inc. and has held such position since June 2005. Mr. Colligan has also been an adjunct professor of psychology at Montgomery College, Maryland, since 2003 and a Group Psychotherapist with J&E Associates in Maryland since November 2001. Mr. Colligan holds a Masters Degree in Social Work and specializes in the delivery of quality behavioral healthcare to individuals and groups. Prior to joining Adventist, Mr. Colligan’s work focused on the investigation and analysis of clinical data relating to behavioral health through his work as a Clinical Research Coordinator and Psychotherapist with the Centers for Behavioral Health in Maryland. Mr. Colligan has also co-authored three works: “Understanding Workplace Stress - Journal of Workplace Behavioral Health;” “Measuring cultural climate in a uniformed services medical center, Military Medicine, 164(3), 202-208;” and “Spouse abuse: Physician guidelines to identification, diagnosis, and management in the uniformed services, Military Medicine, 164(1), 30-36.” Mr. Colligan is currently an MBA candidate at Frostburg State University in Maryland. He expects to matriculate in August 2006. Other than Yacht Finders, Inc., Mr. Colligan is not a director, executive officer or significant shareholder of any other public reporting company.

Officers, Directors and Key Employees Following Merger

Name	Age	Positions
Scott Z. Fields, M.D.	53	President and Chief Medical Officer
Arie S. Belldegrun, M.D., FACS	58	Chairman of Arno Board of Directors
Robert I. Falk	65	Director
Peter M. Kash	47	Director
Joshua A. Kazam	31	Director
David M. Tanen	36	Secretary and Director
Scott L. Navins	36	Treasurer
J. Chris Houchins	43	Vice President, Clinical Operations
Stephan Proniuk, Ph.D.	37	Director of Product Development

Scott Z. Fields, M.D. Dr. Fields has over 12 years of industry experience heading clinical programs. Prior to joining Arno, he was Global Vice President for all therapeutic areas at Eisai (2002 - 2007) where he was responsible for forming their global clinical oncology group. Prior to that, he was Head of the Oncology Therapeutic area for Amgen from 2000 to 2002. From 1995 to 2000, he was Head of Oncology Development and Medical Affairs in North America for Smithkline Beecham, where his group was responsible for the development of topotecan, the first approved camptothecin. Dr. Fields and his teams have been involved in the development of a number of other oncology agents, which include Hycamptin®, Bexxar®, Aranesp®, Neulasta®, Vectibix® and Kepivance®. He is a former Assistant Professor of Medicine, co-director of Bone Marrow Transplant, and Head of Intramural Research at SUNY Upstate Medical Center (1991-1995). In addition, Dr. Fields was involved in the development of the RECIST criteria now routinely used to evaluate response of cancer to treatment. In 2003 and 2004, he was a faculty member of the AACR/ASCO Methods in Clinical Cancer Research Workshop. He has been an Assistant Professor of Medicine at Columbia University Medical Center from 2003 - present. Dr. Fields received his M.D. from SUNY Downstate and trained in Internal Medicine, Oncology and Hematology at Columbia University Medical Center.

 Arie S. Belldegrun, M.D., FACS has served on Arno’s board of directors since March 2008. He is currently Professor of Urology and Chief of Urologic Oncology and holds the Roy and Carol Doumani Chair in Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles. Dr. Belldegrun received his medical degree at the Hebrew University Hadassah Medical School, and conducted his post-doctoral studies at the Weizmann Institute of Science in Israel. He completed his Urologic Surgery residency at Harvard Medical School in 1985 and his Surgical Oncology fellowship at the National Cancer Institute/National Institutes of Health in 1988. Dr. Belldegrun is on the scientific boards of several biotechnology and pharmaceutical companies and serves as a reviewer for many medical journals and granting organizations. Dr. Belldegrun is a director and founder of Agensys, a Los Angeles- based biotechnology company focused on the development of fully human monoclonal antibodies to treat solid cancers, and served as its founding Chairman from 1997 to 2002. Dr. Belldegrun is also Vice Chairman of the Board of Directors and Chairman of the Scientific Advisory Board of Cougar Biotechnology, Inc., a publicly-held biotechnology company, and Chairman of the medical advisory board of Oncura, Inc. Dr. Belldegrun has published over 350 scientific and medical papers related to prostate, kidney and bladder cancer and is the editor of three books on kidney and prostate cancer. He is certified by the American Board of Urology and is a Fellow of the American College of Surgeons and The American Association of Genitourinary Surgeons.

Robert I. Falk has served on Arno’s board of directors since March 2008. Mr. Falk is the owner and founder of Healthcare Corporation, an organization involved in the startup of new business ventures with a specialty in healthcare that included renal dialysis, acute care hospitals, outpatient services and extended care facilities. Previously, Mr. Falk merged his 18 affiliated companies through a “pooling of interest” stock merger with Renal Treatment Centers (RTC) a New York Stock Exchange company and transitioned the merger of both companies which later merged with Total Renal Care (TRC) through a stock exchange. Mr. Falk’s experience includes: Vice President of Hospital Affiliates International, Inc. involved in the development and acquisition of hospitals in the USA and abroad; Manager of the Chicago office of McKee Berger Mansueto, Inc., and engineering consulting firm; Project Manager for Uniroyal Inc.; President/CEO of Executive Business Aviation, International Marine Corporation, Affiliated HealthCare, Pyramid Capital Corporation and various business partnerships; Guest lecturer on “Value Engineering” for various professional groups; Guest lecturer for Vanderbilt University Owen School of Management on “Negotiations”; Co-author on various publications regarding construction cost, project management, and value engineering. Mr. Falk has served on many profit and non-profit boards; Centerstone Mental Health, Mental Health Management, National Dialysis Association, National Kidney Foundation, Vanderbilt Wilkerson Center, Commodore Yacht Club, Cedar Creek Yacht Club, Ocean Reef Yacht Club and various community boards. Mr. Falk received his MBA from Vanderbilt University - Owen School of Management, and has an undergraduate degree in mechanical Engineering (BSME).

Peter M. Kash. In September 2004, Mr. Kash co-founded Two River Group Holdings, LLC (“Two River”), a venture capital firm that specializes in the creation of new companies that acquire rights to commercially develop biotechnology products. Mr. Kash serves as the President and Chairman of Two River’s managing member, Two River Group Management, LLC. Mr. Kash is also the President and Chairman of Riverbank Capital Securities, Inc., a broker dealer registered with FINRA (“Riverbank”). From 1992 until 2004, Mr. Kash was a Senior Managing Director of Paramount BioCapital, Inc., a FINRA member broker dealer, and Paramount BioCapital Investments, LLC, a biotechnology focused venture capital company. Mr. Kash also served as Director of Paramount Capital Asset Management, Inc., the general partner of several biotechnology-related hedge funds (the Paramount companies are collectively referred to as Paramount), and as member of the General Partner of the Orion Biomedical Fund, LP, a private equity fund. Mr. Kash currently serves as a member of board of directors of Nile Therapeutics, Inc. (NILT.OB), as well as several privately held biotechnology companies. Mr. Kash received his B.S. in Management Science from SUNY Binghamton and his M.B.A. in Banking and International Finance from Pace University. Mr. Kash is currently pursuing his doctorate in Jewish education at Yeshiva University. Mr. Kash will devote only a portion of his time to the business of the Company.

Joshua A. Kazam. Mr. Kazam is a co-founder of Two River and currently serves as Vice President and Director of Two River’s managing member. Mr. Kazam also serves as an Officer and Director of Riverbank. From 1999 to 2004, Mr. Kazam was a Managing Director of Paramount, where he was responsible for ongoing operations of venture investments, and as the Director of Investment for the Orion Biomedical Fund, LP. Mr. Kazam currently serves as a director of Velcera, Inc. (VLCR.OB) and Nile Therapeutics, Inc. (NILT.OB), each a public reporting company, and an officer or director of several privately held companies. Mr. Kazam is a graduate of the Wharton School of the University of Pennsylvania. He will devote only a portion of his time to the business of the Company.

David M. Tanen.  Mr. Tanen is also a co-founder of Two River and serves as Vice President and Director of Two River’s managing member. Mr. Tanen also serves as an Officer and Director of Riverbank. Prior to founding Two River, from October 1996 to September 2004, Mr. Tanen was a Director of Paramount. Mr. Tanen also served as a member of the General Partner of the Orion Biomedical Fund, LP. Mr. Tanen currently serves as an officer and director of Nile Therapeutics, Inc. (NILT.OB) as well as several privately held biotechnology companies. Mr. Tanen received his B.A. from The George Washington University and his J.D. from Fordham University School of Law. He will devote only a portion of his time to the business of the Company.

Scott L. Navins. Mr. Navins is the Vice President of Finance at Two River, where he is responsible for all accounting, finance and control activities. Mr. Navins joined Two River in 2005. Prior to joining Two River, from 2004 to 2005 Mr. Navins was the Senior Controller at Westbrook Partners, where he managed the accounting for a $560 million real estate private equity fund, including financial and partner reporting, tax coordination, maintaining internal controls and overseeing a $300 million credit facility, among other things. Before that, from 2002 to 2004 Mr. Navins was a Senior Manager at Morgan Stanley, where he managed the accounting for a $2.4 billion real estate private equity fund. Prior to that Mr. Navins was an Associate in the Finance Group at BlackRock, Inc. and the controller for a high-tech venture capital fund. Mr. Navins graduated with honors from The George Washington University in 1993, where he earned a Bachelor of Accountancy degree. Mr. Navins passed the Uniform Certified Public Accounting examination in 1993. Mr. Navins will devote only a portion of his business time to the Company’s business.

J. Chris Houchins. Mr. Houchins has over 16 years of clinical operations and drug development experience focusing in oncology. From 2004 to 2006, Mr Houchins was the Director of Specialty Care - Clinical Project Management at Schering-Plough, where he was involved with the FDA and European submissions and approvals of Temozolomide, the standard of care for patients with GBM. From 1999 to 2004, Mr. Houchins was on the Searle Celebrex Oncology Team that received FDA approval for familial adenomatous polyposis, a new indication in oncology. After the merger of Searle and Pharmacia & Upjohn, he oversaw the development and clinical operations for the Global Celebrex Oncology Program that grew to over 300 clinical and pre-clinical trials world-wide within 2 years.  When Pfizer, Inc acquired Pharmacia Corp., Mr. Houchins was selected as Director - Team Leader of Oncology Clinical Operations overseeing all eight oncology compounds (Camptosar®, Aromasin®, Ellence®, Celebrex®, Emcyt®, Zavedos®, Trelstar® and Zinecard®) encompassing over 500 clinical and pre-clinical studies. In addition, he was appointed to the Pfizer Global Oncology Advisory board of directors. Mr. Houchins also has six years of experience as a Clinical Research Manager at The RUSH Cancer Institute in Chicago where he managed clinical trials across all tumor types including Ovarian Cancer using Topotecan. He is certified by examination through SoCRA and ACRP as a Certified Clinical Research Associate, Coordinator and Professional and holds a BS in Economics from Northern Illinois University.

Stefan Proniuk, Ph.D. Dr. Proniuk has over 10 years of experience in formulation and product development. Prior to joining Arno, he was the Senior Manager of Pharmaceutical Technologies at Neurocrine Biosciences (2002-2008) where he was responsible for overseeing development programs from Phase I to III. His group was also responsible for the pre-formulation of new chemical entities. Prior to his work at Neurocrine, Dr. Proniuk worked as a scientist at Cima Labs (2001-2002) on the development and scale-up of fast dissolving tablet formulations (OraSolv®, DuraSolv®). Throughout his career he has worked on two New Drug Applications, five Investigational New Drug Applications and three marketed products. Dr. Proniuk holds a Ph.D. degree in Pharmaceutical Sciences from the University of Arizona, a MBA with emphasis in Entrepreneurship from San Diego State University and a Diplom (FH) in Chemical Engineering from the Polytechnical University Isny in Germany. He is also certified in Intellectual Property Law from the University of California San Diego.

Board of Directors’ Meetings

During the fiscal year ending December 31, 2007, our board of directors did not hold any meetings.

Director Compensation

Compensation of Company Directors

Since inception, the Company has not compensated directors for their services.

Compensation of Arno Directors

Arno does not compensate any non-employee member of our board of directors for serving as a board member, although the Arno, in its sole discretion, may decide to do so in the future.

Audit, Nominating and Compensating Committees

Because we only have one director, our board of directors has no standing Compensation, Nominating Committee or other committees performing similar functions, and acts as the Audit Committee. The Company has no operations, only limited resources. Our director believes that the costs of establishing such committees, including the funds necessary to recruit and retain independent directors to serve on such committees and document the committees’ policies, procedures and activities, including seeking the help of counsel therefore, would be better spent on complying with requisite disclosure rules and seeking an acquisition, sale, merger or other business combination opportunity for the Company.

Communication with our Director

Stockholders or other interested parties may communicate directly with our director by sending mail to Thomas W. Colligan at122 Ocean Park Blvd., Suite 307, Santa Monica, CA 90405.

Director Attendance at Stockholders Meetings

The Company expects its director to attend annual meetings of the stockholders. The Company has not held an annual meeting of the stockholders.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers and directors, and persons who beneficially own more than 10% of the Company’s Common Stock, to file initial reports of ownership, and reports of changes of ownership, of the Company’s equity securities with the SEC and furnish copies of those reports to the Company. Based on a review of reports furnished to the Company and information available to the Company regarding the record ownership of shares, the Company has determined that all reports were timely filed.

Executive Compensation

Compensation of the Company Executives

Since our inception, none of our officers have been paid any compensation for their services to the Company as executive officers.

Arno Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to (i) each individual serving as Arno principal executive officer during the fiscal year ended December 31, 2007; and (ii) each other individual that served as an Arno executive officer at the conclusion of the fiscal year ended December 31, 2007 and who received in excess of $100,000 in the form of salary and bonus during such fiscal year (collectively, the “Arno named executives”).

Name and Principal Position	Year	Salary	Bonus (1)		Option Awards (2)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Scott Z. Fields, M.D. President and Chief Medical Officer	2007 2006	$198,333 --	$72,900 --	(3)	$73,600 --	-0- --	$-0- --	$344,833 --
J. Chris Houchins Vice President, Clinical Development	2007 2006	$52,500 --	$15,000 --	(4)	$9,200	-0- --	$-0- --	$76,700
Joshua Kazam (5) President	2007 2006	$-0- -0-	$-0- -0-		$-0- -0-	-0- -0-	$-0- -0-	$-0- -0-

 (1)  The named executives are eligible for annual bonuses upon the successful achievement of agreed upon corporate and individual performance based milestones.

 (2)  Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with SFAS 123R of stock option awards, and may include amounts from awards granted in and prior to fiscal year 2006.

 (3) Dr. Fields is entitled to an annual performance based bonus of up to $150,000 upon the successful completion of annual corporate and individual performance based milestones. See “Employment Agreements, Termination of Employment and Change-in-Control Arrangements.”

 (4)  Mr. Houchins is entitled to an annual performance based bonus of up to $45,500 upon the successful completion of annual corporate and individual performance based milestones. See “Employment Agreements, Termination of Employment and Change-in-Control Arrangements.”

(5) Joshua Kazam served as President of Arno until January 15, 2007. During this time, he did not receive any compensation.

(6) Mr. Colligan served as President of the Company until the Effective Time, when he resigned and was replaced by Dr. Fields, in connection with the Merger. During this time, Mr. Colligan did not receive any compensation.

Employment Agreements, Termination of Employment and Change-in-Control Arrangements

President and Chief Medical Officer

On June 1, 2007, Arno entered into a two (2) year employment agreement with Dr. Fields to serve as the President and Chief Medical Officer of Arno. Dr. Fields will receive an annualized base salary of $340,000. In addition, Dr. Fields is eligible to receive an annual performance based bonus of up to $150,000 upon the successful completion of annual corporate and individual milestones at an exemplary metric (i.e., ahead of schedule, under budget, etc.). Dr. Fields is also entitled to a cash bonus upon the successful completion of a merger or acquisition transaction that results in a “change of control” of Arno. The Merger with the Company will not result in a “change of control” and will not, therefore, trigger such bonus to Dr. Fields.

Arno has granted to Dr. Fields stock options (the “Employment Options”) pursuant to Arno’s 2005 Stock Option Plan to purchase 100,000 shares of Arno’s Common Stock at an exercise price equal to $2.00 per share. The Employment Options shall vest, if at all, and become exercisable in two equal installments on each anniversary of his employment agreement. In addition, Arno has granted to Dr. Fields performance-based stock options (the “Performance Options”) pursuant to Arno’s 2005 Stock Option Plan to purchase up to 100,000 shares of Arno’s Common Stock at an exercise price equal to $2.00 per share. The Performance Options shall vest, if at all, and become exercisable upon the successful completion of annual corporate and individual milestones in an exemplary manner (i.e., ahead of schedule, under budget, etc.).

In the event that Arno acquires by license, acquisition or otherwise, an additional biotechnology product or series of biotechnology products for development that is first identified by Dr. Fields, then Arno shall grant to Dr. Fields additional stock options (“Technology Options”) to purchase a number of shares of Arno’s Common Stock as follows:

(1)	1% of the then fully diluted outstanding shares of Arno Common Stock for the rights to a product candidate that is in pre-clinical development; and

(2)	2% of the then fully diluted outstanding shares of Arno Common Stock for the rights to a product candidate that is in human clinical trials.

Upon a change of control of Arno pursuant to which Arno is ascribed a valuation of at least $75,000,000, then Arno will pay Dr. Fields a cash bonus ranging from $50,000 to $200,000.

Arno has also agreed to pay for up to $1,000,000 of life insurance for Dr. Fields. He will be entitled to up to four (4) weeks of vacation per year and may participate in company sponsored benefit plans (i.e., health, dental, etc.).

In the event that Dr. Fields’ employment is terminated as a result of his death or disability, Arno will pay him or his estate (a) any accrued but unpaid base salary, Performance Bonus, vacation and expense reimbursement through the date of termination (the “Accrued Obligations”); (b) his base salary for a period of six months thereafter; (c) a pro rata Performance Bonus for the year in which his employment is terminated (Section (a), (b) and (c) are referred to collectively as the “Accrued Obligations”); (d) all Employment Options shall vest immediately; and (e) all vested Employment and Performance Options shall remain exercisable for a period of five (5) years from the date of termination, but in no event beyond their scheduled expiration date.

If Dr. Fields’ employment is terminated by Arno for “cause” or by Dr. Fields other than for “good reason”, then Arno shall pay to him Accrued Obligations through the date of his termination and he shall have no further entitlement to any other compensation or benefits from Arno except as provided in Arno’s compensation and benefit plans. All of Dr. Fields’ stock options, other than any Technology Options, that have not previously vested shall expire immediately and all vested Employment Options and Performance Options shall remain exercisable for a period of 90 days from the date of termination.

If Dr. Fields’ employment is terminated upon a change of control, by Dr. Fields for “good reason” or by Arno for any other reason, then Arno will (a) pay Dr. Fields all Accrued Obligations, (b) continue to pay to his base salary and benefits for a period of one (1) year following such termination; (c) pay Dr. Field’s a pro rata Performance Bonus for the year in which his employment is terminated; (d) all unvested Employment Options shall vest and become exercisable immediately and shall remain exercisable for a period of not less than five (5) years; and (e) all vested Performance Options shall remain exercisable for a period of five (5) years from the date of termination, but in no event beyond their scheduled expiration date.

In the event of non-renewal of the Agreement, Arno shall pay Dr. Fields all Accrued Obligations and all vested Employment and Performance Options shall remain exercisable for a period of 12 months.

J. Chris Houchins
Vice President of Clinical Operations

Pursuant to a September 2007 letter agreement with Arno, Mr. Houchins is entitled to an annualized base salary of $182,000 and is eligible for an annual cash bonus in an amount up to 25 percent of his base salary based on the achievement of individual and company milestones and other criteria established by the President. Upon the commencement of his employment, Mr. Houchins was awarded a 10-year stock option to purchase 50,000 shares of Arno Common Stock at an exercise price of $2.00 per share. The options shall be subject to the terms and conditions of Arno’s 2005 Stock Option Plan and shall vest and become exercisable in accordance with the following schedule:

(1)	options to purchase 12,500 shares of Arno Common Stock shall become exercisable on the first anniversary of his employment; and

(2)	thereafter, options to purchase 1,042 shares of Arno Common Stock shall become exercisable on the last day of each calendar month until all remaining options are fully vested and exercisable.

Mr. Houchins is not entitled to any compensation in connection with or upon the termination of his employment with Arno.

Option Grants in Last Fiscal Year

Company Option Grants

No options to purchase shares of Laurier Common Stock were granted by the Company to any named executive officer during the fiscal year ended December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock options held by the named executive officers of Arno at December 31, 2007. The shares and the corresponding option exercise price have not been adjusted to give effect to the proposed Merger.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Dr. Fields	200,000	-	2.00	06/01/2017	(1)
Mr. Houchins	50,000	-	2.00	09/01/2017	(2)
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(1) 100,000 shares vest in two equal installments in June 2008 and June 2009. The remaining 100,000 shares vest upon the completion of corporate and individual milestones.
(2) 12,500 shares vest in September 2008, and thereafter, 1,042 shares vest each month until fully vested.

Certain Relationships and Related Transactions

Company Relationships and Related Transactions

At March 31, 2008, the Company had loans and notes outstanding from certain shareholders holding approximately 82.4% of the Company’s issued and outstanding shares of Common Stock in the aggregate amount of $13,027, which represents amounts loaned to the Company to pay the Company’s expenses of operation. On March 31, 2008, this shareholder payable was exchanged for a convertible promissory note with a principal balance of $13,027 due and payable on March 31, 2009. The Company had previously issued a convertible promissory note with a principal balance of $17,132 to the same shareholder, and as a result, the aggregate principal amount due to this shareholder as of March 31, 2008 was $30,159, together with accrued interest payable of $257. The principal balance of the convertible promissory notes and all accrued interest thereunder is convertible, in whole or in part, into shares of the Company’s common stock at the option of the payee or other holder thereof at any time prior to maturity, upon ten days advance written notice to the Company. The number of shares of the Company’s common stock issuable upon such conversion shall be determined by the Board of Directors of the Company based on what it determines the fair market value of the Company is at the time of such conversion. Upon conversion, the note shall be cancelled and a replacement note in identical terms shall be promptly issued by the maker to the holder thereof to evidence the remaining outstanding principal amount thereof as of the date of the conversion, if applicable. In the event of a stock split, combination, stock dividend, recapitalization of the Company or similar event, the conversion price and number of shares issuable upon conversion shall be equitably adjusted to reflect the occurrence of such event.

Effective as of November 1, 2007, the Company entered into a Services Agreement with Fountainhead Capital Management Limited (“FHM”), a shareholder of the Company holding approximately 82.4% of the Company’s issued and outstanding shares of Common Stock. The term of the Services Agreement is one year and the Company is obligated to pay FHM a quarterly fee in the amount of $10,000, in cash or in kind, on the first day of each calendar quarter commencing November 1, 2007. Pursuant to the terms of the Services Agreement, FHMP shall provide the following services to the Company:

(a)  FHM will familiarize itself to the extent it deems appropriate with the business, operations, financial condition and prospects of the Company;

(b) At the request of the Company’s management, FHM will provide strategic advisory services relative to the achievement of the Company’s business plan;

(c) FHM will undertake to identify potential merger and acquisition targets for the Company and assist in the analysis of proposed transactions;

(d) FHM will assist the Company in identifying potential investment bankers, placement agents and broker-dealers who are qualified to act on behalf of the Company to achieve its strategic goals.

(e) FHM will assist in the identification of potential investors which might have an interest in evaluating participation in financing transactions with the Company;

(f) FHM will assist the Company in the negotiation of merger, acquisition and corporate finance transactions;

(g) At the request of the Company’s management, FHM will provide advisory services related to corporate governance and matters related to the maintenance of the Company’s status as a publicly-reporting company; and

(h) At the request of the Company’s management, FHM will assist the Company in satisfying various corporate compliance matters.

Arno Relationships and Related Transactions

Arno was incorporated in August 2005 by Two River Group Holdings, LLC (“Two River”). Peter M. Kash, Joshua A. Kazam and David M. Tanen, each a director and substantial stockholder of Arno, are the managing members of Two River. Mr. Tanen also serves as the Arno Secretary, and Mr. Scott Navins, the Vice President of Finance for Two River, serves as the Arno Treasurer. Additionally, certain employees of Two River, who are also stockholders of Arno, perform substantial operational activity for us, including without limitation, financial, clinical and regulatory activities.

Pursuant to a Consulting Agreement entered into between Arno and Fountainhead Capital Management Limited (“Fountainhead Capital”), Arno has agreed to pay to a $500,000 consulting fee to Fountainhead Capital upon completion of the Merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

LAURIER INTERNATIONAL, INC.
Dated: April 28, 2008	/s/ Thomas W. Colligan Thomas W. Colligan, President